September 13, 2024

Danny G. Bishop
President and Chief Executive Officer
Go Green Global Technologies Corp.
5 Production Drive
Brookfield, CT 06804

       Re: Go Green Global Technologies Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 27, 2024
           File No. 333-276881
Dear Danny G. Bishop:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 27, 2024 Cover Page

1. We note your revisions in response to comment 1. Please reconcile the disclosure on the cover page that management holds 6.34% of the voting power with the disclosure in a bullet point on page 10 and on page 22 that your Chief Executive Officer holds 62% of the voting power.
2. We note your revisions in response to comment 4. Please reconcile the disclosure in the first sentence on the cover page that the selling shareholders "may sell from time to time in one or more transactions in amounts, at prices and on terms that will be determined at the time of the offering" with the disclosure in the second full paragraph on the cover page and in the first paragraph on page 46.
 September 13, 2024
Page 2

Recent Developments, page 7

3. Please disclose the material terms of the distribution agreement filed as exhibit 10.7. For example, quantify the "minimum amount" mentioned in the second paragraph of this section and disclose the termination provisions of the agreement. Business Plan, page 37

4. We note your response to prior comment 3 and we reissue our comment. Security Ownership of Certain Beneficial Owners and Management, page 47

5. We note your response to prior comment 7. Please disclose separately the beneficial ownership of the common stock and preferred stock and the total voting power of the holders. In this regard, we note that Mr. Bishop has 62% of the registrant's total voting power.
Certain Relationships and Related Party Transactions, page 50

6. We note your response to prior comment 10. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. In this regard, we note the disclosure in this section refers to transactions through 2023. However, this section does not mention the related party transactions in 2024 mentioned on pages II-2 and II-3.
Recent Sales of Unregistered Securities, page II-2

7. Please ensure that you have updated the information in this section. In this regard, it does not appear that the information on page II-2 about the issuance of securities since June 30,
       2024 is consistent with the disclosure on page F-2 about the amount of shares of common stock outstanding as of June 30, 2024 compared to the disclosure on page 47 about the amount of shares of common stock outstanding as of August 15, 2024. Exhibits

8. Please revise the exhibit index to clarify whether you have redacted information from
       Exhibit 10.7 pursuant to Item 601(b)(10)(iv) of Regulation S-K.
9.     We note your new disclosure on pages 51-53 in response to prior comment
9. Please file
       as exhibits the Cancellation and Consolidation Agreement with David Zevetchin mentioned in the first paragraph on page 53 and the Cancellation and Consolidation
       Agreement with Joseph Zizzadoro mentioned in the penultimate paragraph on page 53.
       Also, revise the disclosure in these two paragraphs to disclose when the notes are due.
General

10. Please update the disclosure on page 2 and throughout your document about business lines that you expect to launch between the second and third fiscal quarters of 2024.
       Also, update the disclosure on page 37 that you intend to submit an application in the second or third fiscal quarter of 2024.
 September 13, 2024
Page 3

       Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Ross D. Carmel, Esq.